FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of December  2003

CREAM MINERALS LTD.

(Translation of registrant's name into English)

Suite 1400 - 570 Granville Street Vancouver, B.C.  V6C 3P1

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F_X__   Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....  No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-________

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Cream Minerals Ltd

(Registrant)

By:/s/ Rodrigo Romo

(Signature)

Rodrigo A. Romo, Legal Assistant

Date: January 12, 2004

British Columbia Securities Commission

QUARTERLY AND YEAR END REPORT

BC FORM 51-901F
(previously Form 61)

Freedom of Information and Protection of Privacy Act: The personal information requested on this form is collected under the authority of and used for the purpose of administering the *Securities Act*. Questions about the collection or use of this information can be directed to the Supervisor, Financial Reporting (604-899-6729), PO Box 10142, Pacific Centre, 701 West Georgia Street, Vancouver BC V7Y 1L2. Toll Free in British Columbia 1-800-373-5393

INSTRUCTIONS

This report must be filed by Exchange Issuers within 60 days of the end of their first, second and third fiscal quarters and within 140 days of their year end. "*Exchange Issuer*" means an issuer whose securities are listed and posted for trading on the Canadian Venture Exchange and are not listed and posted on any other exchange or quoted on a trading or quotation system in Canada. Three schedules must be attached to this report as follows:

SCHEDULE A: FINANCIAL STATEMENTS

Financial statements prepared in accordance with generally accepted accounting principles are required as follows:

For the *first, second and third financial quarters*:
Interim financial statements prepared in accordance with section 1751 of the CICA Handbook, including the following: balance sheet, income statement, statement of retained earnings, cash flow statement, and notes to the financial statements.

The periods required to be presented, consistent with CICA Handbook section 1751, are as follows:

- a balance sheet as of the end of the current interim period and a comparative balance sheet as of the end of the immediately preceding fiscal year;
- a statement of retained earnings cumulatively for the current fiscal year-to-date, with a comparative statement for the comparable year-to-date period of the immediately preceding fiscal year; and
- income statements and cash flow statements for the current interim period and cumulatively for the current fiscal year-to-date, with comparative statements for the comparable interim periods (current and year-to-date) of the immediately preceding fiscal year.

For the financial year end:
Annual audited financial statements prepared on a comparative basis.

Exchange Issuers with a fiscal year of less than or greater than 12 months should refer to National Policy No. 51 *Changes in the Ending Date of a Financial Year and in Reporting Status* for guidance.

Issuers in the development stage are directed to the guidance provided in CICA Accounting Guideline AcG-11 *Enterprises in the Development Stage* that states "enterprises in the development stage are encouraged to disclose in the income statement and in the cash flow statement cumulative balances from the inception of the development stage."

Issuers that have been involved in a reverse take-over should refer to the guidance found in BCIN #52-701 (previously NIN #91/21) with respect to such transactions including the requirement or disclosure of supplementary information regarding the legal parent's prior financial operations.

SCHEDULE B: SUPPLEMENTARY INFORMATION

The supplementary information set out below must be provided when not included in Schedule A.

1. *Analysis of expenses and deferred costs*
   Provide a breakdown of amounts presented in the financial statements for the following: deferred or expensed exploration, expensed research, deferred or expensed development, cost of sales, marketing expenses, general and administrative expenses, and any other material expenses reported in the income statement and any other material deferred costs presented in the balance sheet.

   The breakdown should separately present, at a minimum, each component that comprises 20% or more of the total amount for a material classification presented on the face of the financial statements. All other components of a material classification may be grouped together under the heading "miscellaneous" or "other" in the cost breakdown; the total for "miscellaneous" should not exceed 30% of the total for a material classification.

   Breakdowns are required for the year-to-date period only. Breakdowns are not required for comparative periods.

   Issuers in the development stage are reminded that Section 3(9)(b) of the BC Securities Commission's Rules requires a schedule or note to the financial statements containing an analysis of each of exploration, research, development and administration costs, whether expensed or deferred and if the issuer is a natural resource issuer, that analysis for each material property. Because the analysis required by Rule 3(9)(b) must be included in the financial statements, the information does not have to be repeated in Schedule B. Consistent with CICA Accounting Guidelines AcG-11, staff considers an issuer to be in the development stage when it is devoting substantially all of its efforts to establishing a new business and planned principal operations have not commenced. Further, in staff's view, the lack of significant revenues for the past two years normally indicates that an issuer is in the development stage.

2. *Related party transactions*
   Provide disclosure of all related party transactions as specified in Section 3840 of the CICA Handbook.

3. *Summary of securities issued and options granted during the period*
   Provide the following information for the year-to-date period:
   (a) summary of securities issued during the period, including date of issue, type of security (common shares, convertible debentures, etc.), type of issue (private placement, public offering, exercise of warrants, etc.) number, price, total proceeds, type of consideration (cash, property, etc.) and commission paid, and
   (b) summary of options granted during the period, including date, number, name of optionee for those options granted to insiders, generic description of other optionees (e.g. "employees",) exercise price and expiry date.

4. *Summary of securities as at the end of the reporting period*
   Provide the following information as at the end of the reporting period:
   (a) description of authorized share capital including number of shares for each class, dividend rates on preferred shares and whether or not cumulative, redemption and conversion provisions,
   (b) number and recorded value for shares issued and outstanding,
   (c) description of options, warrants and convertible securities outstanding, including number or amount, exercise or conversion price and expiry date, and any recorded value, and
   (d) number of shares in each class of shares subject to escrow or pooling agreements.

5. *List the names of the directors and officers as at the date this report is signed and filed.*

SCHEDULE C: MANAGEMENT DISCUSSION AND ANALYSIS

1. *General Instructions*
   (a) Management discussion and analysis provides management with the opportunity to discuss an issuer's business, current financial results, position and future prospects.

FIN 51-901F Rev.2000 / 12/ 19
f:\prec\sec\BCSC Form 51-901.doc

(b) Focus the discussion on material information, including liquidity, capital resources, known trends, commitments, events, risks or uncertainties, that is reasonably expected to have a material effect on the issuer.

(c) For an issuer with active ongoing operations the discussion should be substantive (e.g. generally two to four pages in length); for an issuer with limited operations the discussion may not be as extensive (e.g. one page).

(d) The discussion must be factual, balanced and non-promotional.

(e) Where the discussion relates to a mineral project, as defined in National Instrument 43-101 "Standards of Disclosure for Mineral Projects," the disclosure must comply with NI 43-101.

2. *Description of Business*
Provide a brief description of the issuer's business. Where an issuer is inactive and has no business, disclose these facts together with a description of any plans to reactivate and the business the issuer intends to pursue.

3. *Discussion of Operations and Financial Condition*
Provide a meaningful discussion and analysis of the issuer's operations for the current year-to-date period presented in the financial statements. Discuss the issuer's financial condition as at the date of the most recent balance sheet presented in the financial statements.

The following is a list of items that should be addressed in management's discussion and analysis of the issuer's operations and financial condition. This is not intended to be an exhaustive list of the relevant items.

(a) expenditures included in the analysis of expenses and deferred costs required under Securities Rule 3(9)(b) and Schedule B;
(b) acquisition or abandonment of resource properties material to the issuer including material terms of any acquisition or disposition;
(c) acquisition or disposition of other material capital assets including material terms of the acquisition, or disposition;
(d) material write-off or write-down of assets;
(e) transactions with related parties, disclosed in Schedule B or the notes to the financial statements;
(f) material contracts or commitments;
(g) material variances between the issuer's financial results and information previously disclosed by the issuer, (for example if the issuer does not achieve revenue and profit estimates previous released, discuss this fact and the reasons for the variance);
(h) material terms of any existing third party investor relations arrangements or contracts including:
    i. the name of the person;
    ii. the amount paid during the reporting period; and
    iii. the services provided during the reporting period;
(i) legal proceedings;
(j) contingent liabilities;
(k) default under debt or other contractual obligations;
(l) a breach of corporate, securities or other laws, or of an issuer's listing agreement with the Canadian Venture Exchange including the nature of the breach, potential ramifications and what is being done to remedy it;
(m) regulatory approval requirements for a significant transaction including whether the issuer has obtained the required approval or has applied for the approval;
(n) management changes; or
(o) special resolutions passed by shareholders.

4. *Subsequent Events*
Discuss any significant events and transactions that occurred during the time from the date of the financial statements up to the date that this report is certified by the issuer.

5. *Financings, Principal Purposes and Milestones*
(a) In a tabular format, compare any previously disclosed principal purposes from a financing to actual expenditures made during the reporting period.
(b) Explain any material variances and the impact, if any, on the issuer's ability to achieve previously disclosed objectives and milestones.

6. *Liquidity and Solvency*
Discuss the issuer's working capital position and its ability to meet its ongoing obligations as they become due.

How to File Under National Instrument 13-101 – System for Electronic Document Analysis and Retrieval (SEDAR)
BC Form 51-901F Quarterly and Year End Reports are filed under Category of Filing: Continuous Disclosure and Filing Type: Interim Financial Statements or Annual Financial Statements. Schedule A (Financial Statements) is filed under Document Type: Interim Financial Statements or Annual Financial Statements. Schedule B (Supplementary Information) and Schedule C (management Discussion) are filed under Document Type: BC Form 51-901 (previously Document Type Form 61(BC)).

Meeting the Form Requirements
BC Form 510-901 consists of three parts: Instructions to schedules A, B and C, issuer details and a certificate. To comply with National instrument 132-101 it is not necessary to reproduce the instructions that are set out in BC Form 51-901F. A cover page to the schedules titled BC Form 51-901 that includes the issuer details and certificate is all that is required to meet the BC Form 51-901F requirements. The form of the certificate should be amended so as to refer to one or two of the three schedules required to complete the report.

ISSUER DETAILS

NAME OF ISSUER			FOR QUARTER ENDED	DATE OF REPORT YY / MM / DD
Cream Minerals Ltd.			September 30, 2003	2003 Nov 28
ISSUER ADDRESS				
Suite 1400 – 570 Granville Street				
CITY	PROVINCE	POSTAL CODE	ISSUER FAX NO.	ISSUER TELEPHONE NO.
Vancouver	BC	V6C 3P1	604-687-4212	604-687-4622
CONTACT NAME		CONTACT POSITION		CONTACT TELEPHONE NO.
Shannon Ross		Secretary		604-687-4622
CONTACT EMAIL ADDRESS		WEB SITE ADDRESS		
invrel@langmining.com		www.creamminerals.com		

CERTIFICATE
The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YY / MM / DD
"Arthur G. Troup"	Arthur G. Troup	2003 NOV. 28
"Frank A. Lang"	Frank A. Lang	2003 NOV. 28

FIN 51-901F (Reverse) Rev.2000 / 12/ 19

CREAM MINERALS LTD.
CONSOLIDATED BALANCE SHEETS
(Unaudited - prepared by management)
	September 30,	March 31,
	2003	2003
Assets

Current assets
Cash and cash equivalents	$ 32,572	$ 8,721
Taxes recoverable	20,128	11,080
Prepaid expenses	3,312	4,500
	56,012	24,301

Reclamation and other deposits	16,503	16,503
Investments	68,895	68,895
Mineral property interests (see schedule) (Note 2)	649,762	527,656
	$ 791,172	$ 637,355
Liabilities and Shareholders' Equity

Current liabilities
Accounts payable and accrued liabilities	$ 14,439	$ 10,158
Accounts payable, related parties (Note 4)	370,859	492,272
	385,298	502,430

Shareholders' equity
Share capital (Note 3)	14,225,138	13,856,750
Contributed surplus	18,908	12,855
Deficit	(13,838,172)	(13,734,680)
	405,874	134,925
	$ 791,172	$ 637,355

Approved by the Board

/s/Frank A. Lang	/s/Arthur G. Troup
Frank A. Lang	Arthur G. Troup
Director	Director

CREAM MINERALS LTD.
CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
(Unaudited - prepared by management)

	Three Months Ended		Six Months Ended
	September 30,		September 30,
	2003	2002	2003	2002

Expenses (Income)

Foreign exchange	$ 568	$ -	$ 187	$ (10,127)
Legal, accounting and audit	6,242	13,060	10,474	13,652
Management fees	7,500	-	15,000	-
Office and administration	2,623	1,534	5,296	5,029

Property investigations	223	87	1,119	11,052
Salaries and benefits	22,043	32,307	30,371	46,784
Shareholder communications	20,099	11,459	27,193	20,100

Travel and conferences	437	72	4,088	3,704
Write-down of mineral property interests	-	3,204	9,807	3,804

Interest and other income	(24)	(40)	(43)	(323)
	59,711	61,683	103,492	93,675

Loss for the period	(59,711)	(61,683)	(103,492)	(93,675)
Deficit, beginning of period	(13,778,461)	(12,510,235)	(13,734,680)	(12,478,243)

Deficit, end of period	$ (13,838,172)	$ (12,571,918)	$ (13,838,172)	$ (12,571,918)

Loss per share	$ (0.00)	$ (0.00)	$ (0.00)	$ (0.01)

Weighted average number of
common shares outstanding	22,194,972	19,216,873	21,686,729	18,715,094

CREAM MINERALS LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited - prepared by management)

	Three Months Ended		Six Months Ended
	September 30,		September 30, 2003
	2003	2002	2003	2002

Cash provided by (used for)

Operations
Loss for the period	$ (59,711)	$ (61,683)	$ (103,492)	$ (93,675)
Items not involving cash
Stock option compensation	721	1,580	1,442	5,356
Write-down of mineral property interests	-	3,204	9,807	3,804

	(58,990)	(56,899)	(92,243)	(84,515)

Changes in non-cash working capital
Taxes recoverable	(5,136)	675	(9,048)	(17,824)
Prepaid expenses	970	-	1,188	-
Accounts payable and accrued liabilities	(9,704)	(978)	4,280	59,166
Accounts payable, related parties	138,958	-	209,976	-
	66,098	(57,202)	114,153	(43,173)

Investments
Mineral property interests:
Acquisition costs	(6,697)	(2,944)	(16,619)	(2,944)
Exploration and development costs	(56,411)	(164,560)	(96,183)	(195,722)
Reclamation and other deposits	-	18,115	-	17,860
Investments	-	-	-	(17,500)

	(63,108)	(149,389)	(112,802)	(198,306)

Financing
Common shares issued for cash	22,500	201,011	22,500	235,043

Decrease in cash and cash equivalents during	25,490	(5,580)	23,851	(6,436)
the period
Cash and cash equivalents, beginning of period	7,082	20,770	8,721	21,626

Cash and cash equivalents, end of period	$ 32,572	$ 15,190	$ 32,572	$ 15,190

Supplemental information
Issuance of shares for debt settlement	$ -	$ -	$ 331,389	$ -
Shares issued for mineral property interests	$ -	$ -	$ 14,500	$ -
Stock compensation in mineral property interests	$ 2,305	$ 1,446	$ 4,610	$ 4,904

CREAM MINERALS LTD.
CONSOLIDATED SCHEDULES OF MINERAL PROPERTY INTERESTS
(Unaudited - prepared by management)

	June 30,	September 30,	March 31,
	2003	2003	2003
Kaslo Silver Property, British Columbia
Acquisition costs
Balance, beginning of period	$ 1	$ 1	$ 169,312
Incurred during the period	260	260	830
Balance, end of period	261	261	170,142
Exploration and development costs
Assays and analysis	-	-	212
Geological	167	223	453
Site activities	-	-	6,769
Incurred during the period	167	223	7,434
Balance, beginning of period	56	-	926,125
Balance, end of period	223	223	933,559
Write down of mineral property	-	-	(1,103,700)
	484	484	1
Raven and other properties, Canada
Acquisition costs
Balance, beginning of period	51,799	27,377	1
Incurred during the period	6,437	30,859	30,060
Balance, end of period	58,236	58,236	30,061
Exploration and development costs
Assays and analysis	1,430	2,830	-
Geological	20,317	34,971	3,367
Travel and accommodation	3,732	7,834	-
Incurred during the period	25,479	45,635	3,367
Balance, beginning of period	22,533	2,377	-
Balance, end of period	48,012	48,012	3,367
Write down of mineral property	-	(9,807)	(3,674)
	106,248	96,441	29,754
Nuevo Milenio, Mexico
Exploration and development costs
Assays and analysis	-	-	10,707
Drilling	-	-	95,852
Geological	47,185	31,321	73,799
Site activities	27,763	22,173	58,390
Travel and accommodation	1,031	1,442	9,883
Incurred during the period	75,979	54,936	248,631
Balance, beginning of period	519,766	497,901	249,270
Balance, end of period	595,745	552,837	497,901
	595,745	552,837	497,901
Total mineral property interests	$ 702,477	$ 649,762	$ 527,656

CREAM MINERALS LTD.

Notes to Consolidated Financial Statements

Three months ended June 30, 2001 and 2000

(Unaudited - prepared by management)

1.

Going concern and nature of operations

The accompanying financial statements for the interim periods ended September 30, 2003 and 2002, are prepared on the basis of accounting principles generally accepted in Canada and are unaudited, but in the opinion of management, reflect all adjustments (consisting of normal recurring accruals) necessary for fair presentation of the financial position, operations and changes in financial results for the interim periods presented.  The financial statements for the interim periods are not necessarily indicative of the results to be expected for the full year.  These financial statements do not contain the detail or footnote disclosure concerning accounting policies and other matters, which would be included in full year financial statements, and therefore should be read in conjunction with the Company's audited financial statements for the year ended March 31, 2003.

Cream Minerals Ltd. (the "Company") is incorporated in the Province of British Columbia under the Company Act (British Columbia), and its principal business activity is the exploration and development of mineral properties.

These financial statements are prepared on a going-concern basis, which implies that the Company will continue realizing its assets and discharging its liabilities in the normal course of business.  Accordingly, they do not give effect to adjustments that would be necessary should the Company be unable to continue as a going concern and therefore be required to realize its assets and liquidate its liabilities, contingent obligations and commitments in other than the normal course of business and at amounts different from those in these financial statements.  The Company has a working capital deficiency as at September 30, 2003, of $329,286.

Without additional external funding to meet existing obligations and to finance further exploration and development work on its mineral properties, there is substantial doubt as to the Company's ability to operate as a going concern.  Although the Company has been successful in raising funds to date, there can be no assurance that additional funding will be available in the future.  The financial statements do not reflect the adjustments to the carrying values of assets and liabilities that would be necessary if the Company were unable to achieve profitable mining operations or obtain adequate financing.

Although the Company has taken steps to verify title to mineral properties in which it has an interest, in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee the Company's title.  Property title may be subject to unregistered prior agreements and non-compliance regulatory requirements.

2.

Mineral property interests

Goldsmith property

The Company holds an option to acquire a 100% interest in the Goldsmith property located near Kaslo, British Columbia.  The option agreement calls for the issuance of 200,000 common shares (50,000 issued) and cash payments totalling $110,000 ($2,500 paid) over six years.  The optionors will retain a 2% net smelters return royalty ("NSR") on all metals.  Cream has the right to reduce the NSR to 1.0% by the payment of $1,000,000 to the Optionor at any time up to and including the commencement of commercial production.

Lucky Jack property

The Company entered into an option agreement to acquire a 100% interest in the Lucky Jack mineral claims located near Kaslo, British Columbia.  The option agreement calls for the issuance of 200,000 common shares (50,000 issued) and payments totalling $110,000 ($5,000 paid) over 6 years.  The optionor will retain

CREAM MINERALS LTD.

Notes to Consolidated Financial Statements

Three months ended June 30, 2001 and 2000

(Unaudited - prepared by management)

a 2% NSR royalty on all metals.  Cream has the right to reduce the NSR to 1.0% by the payment of $1,000,000 to the Optionor at any time up to and including the commencement of commercial production.

3.

Share capital

Authorized:

500,000,000 common shares without par value

Issued and fully paid:

	Number of Shares	Amount
Balance, March 31, 2002	18,095,828	$13,606,707
Shares issued for other
Bayonne Aquamarine property payment	100,000	15,000
Shares issued for cash
Private placement	1,166,666	175,000
Exercise of warrants	492,025	59,043
Stock options exercised	10,000	1,000
Balance, March 31, 2003	19,864,519	13,856,750
Shares issued for other
Lucky Jack mineral property payment	50,000	7,500
Goldsmith mineral property payment	50,000	7,000
Debt settlement (Note 4 (f))	2,209,256	331,388
Fractional rounding adjustment	2	--
Warrants exercised for cash	150,000	22,500
Balance, September 30, 2003	22,323,777	$14,225,138

4.

Related party transactions and balances

	2003	2002
Services rendered during the period:
LMC Management Services Ltd. (a)	$ 64,528	$ 73,738
Lang Mining Corporation (b)	15,000	--
Director (c)	16,205	3,198
Legal fees	2,026	--

Balances receivable from (payable to) (e):
LMC Management Services Ltd.	(62,948)	(26,538)
Lang Mining Corporation	(94,833)	(202,091)
Sultan Minerals Inc.	(3,540)	--
ValGold Resources Ltd.	(650)	--
Directors	(201,319)	(8,896)
Legal fees	(7,569)	(3,407)
	$ (370,859)	$ (240,932)

(a)

Commencing August 1, 2001, management, administrative, geological and other services have been provided by LMC Management Services Ltd. ("LMC"), a private company held by the Company and other public companies, to provide services on a full cost recovery basis to the various public entities currently sharing office space with the Company.

CREAM MINERALS LTD.

Notes to Consolidated Financial Statements

Three months ended June 30, 2001 and 2000

(Unaudited - prepared by management)

4.

Related party transactions and balances (continued):

(b)

Lang Mining Corporation ("Lang Mining") is a private company controlled by the President of the Company.  Lang Mining provides management services at a rate of $2,500 per month for the services of the president and chief executive officer.

(c)

Fees are paid to a director at a rate of US$2,000 per month for administrative services.

(d)

The Company's investments include shares of Sultan Minerals Inc., Emgold Mining Corporation and ValGold Resources Ltd., companies with directors and management in common with the Company.

(e)

Balances receivable from (payable to) are included in accounts receivable and accounts payable and accrued liabilities, respectively, on the balance sheets.  These amounts are non-interest bearing and due on demand.

(f)

During the period, the Company issued 2,209,256 common shares to three related parties at a price of $0.15 per share, subject to a four-month hold period, expiring September 13, 2003, in satisfaction of indebtedness in the amount of $331,388.

5.

Subsequent events:

Subsequent to September 30, 2003, the Company completed a private placement of 1,500,000 units at $0.30 per unit for total proceeds of $450,000.  Each unit is comprised of one common share and one non-transferable share purchase warrant.  Each warrant is exercisable to acquire one additional share at an exercise price of $0.40 per share until November 13, 2004.

CREAM MINERALS LTD.

Quarterly Report

September 30, 2003

SCHEDULE A:  FINANCIAL INFORMATION

See attached unaudited consolidated financial statements.

SCHEDULE B: SUPPLEMENTARY INFORMATION

1.

Analysis of expenses and deferred costs.

See unaudited consolidated financial statements attached in Schedule A to the Form 51-901F.

2.

Related party transactions

See note 4 to the unaudited consolidated financial statements attached in Schedule A to the Form 51-901F.

3.

Summary of securities issued and options granted during the period

(a)

Securities issued during the three months ended September 30, 2003:

Date of Issue	Type of Security	Type of Issue	Number	Price ($)	Total Proceeds ($)	Type of Consideration	Commission Paid
July 23, 2003	Common	Fractional adjustment	2	Nil	Nil	Nil	Nil
September 17, 2003	Common	Warrants	150,000	$0.15	22,500	Cash	Nil

(a)

Options granted during the three months ended September 30, 2003

Nil

4.

Summary of securities as at the end of the reporting period

(a)

Authorized Capital

500,000,000 common shares without par value.

Issued and Outstanding Capital

22,323,777 common shares

CREAM MINERALS LTD.

Quarterly Report

September 30, 2003

(b)(i)

Stock Options Outstanding

Number of Shares	Exercise Price($)	Expiry Date
74,000	0.30	January 15, 2004
50,000	0.30	June 11, 2004
712,600	0.10	September 29, 2005
1,051,000	0.15	April 26, 2007
100,000	0.15	May 17, 2007
1,987,600

(ii)

Warrants Outstanding

Number of Shares	Exercise Price ($) Yr 1 / Yr.2	Expiry Date
857,975	0.15	January 31, 2004
1,166,666	0.20/0.25	August 13, 2003/04
2,024,641

(iii)

Shares in Escrow

There are no shares in escrow.

5.

List of directors and officers as at the date this report is signed and filed.

Frank A. Lang (director and officer)

Ronald Lang (director)

Sargent H. Berner (director)

Ferdinand Holcapek (director)

William J. Witte (director and officer)

Arthur G. Troup (director and officer)

Shannon Ross (officer)

CREAM MINERALS LTD.

Quarterly Report

September 30, 2003

SCHEDULE C:  MANAGEMENT DISCUSSION

NUEVO MILENIO SILVER-GOLD PROPERTY, MEXICO

The Nuevo Milenio property, located south of Tepic in the municipality of Xalisco, State of Nayarit, Mexico, covers a small caldera approximately five kilometres in diameter.  The caldera's rim is partially defined by rhyolitic intrusions and domes.  Three styles of gold-silver mineralization have been identified on the property, i) narrow bonanza-grade veins which were the target of early Spanish explorers; ii) broad vein and stockwork zones discovered in trenching; and iii) disseminated deposits hosted in silicified and argillized tuffs.  The principal structures are defined by numerous colonial workings.  The project is in the early stages of exploration and there are no known records of past diamond drill work.  Work completed to date has been extensively documented and defines the geology and geochemistry of a few areas within the 7,000-hectare property.

All of the mineralized zones have former workings that have been subjected to deep surface leaching of gold-silver values and now show only limonitic stained silicified and argillized rocks on surface.  In the workings, fresh exposures show vuggy silica, coarse and fine quartz veinlets, stockwork filling and brecciation filled with chalcedonic quartz with locally fine scattered pyrite.  Pyrite to date has not been commonly observed in outcrop.  The mineralized zones show evidence of multiple hydrothermal mineralizing events.  Three target zones, Chacuaco, Dos Hornos and Once Bocas have provided encouraging surface results and cover relatively large areas in terms of several hundreds of meters in both potential width and length.

Soil sample results indicate that there is a broad mineralized zone trending northwest across Cerro Chacuaco.  The target zone appears to have a surface expression of some 400 metres east west and some 500 metres north south and is open to the south.  This part of the mineralized zone lies in an area where erosion has recently removed a basalt cover within a caldera.  Geologically, tertiary basalt flows cover part of the caldera and part of the mineralized zone, thus protecting much of it from weathering and intense surface leaching.  In those areas where surface leaching appears to have been less intense because of protection by basalt, or where erosion has caused partial removal of the leached cap, there exists the likelihood of higher gold-silver values being near surface and therefore having potential for open pit mining or bulk-tonnage targets.

Additional geologic and geochemical investigation of the La Curva caldera is under way.  An independent geological consultant has recommended hand trenching and select sampling of the disseminated target areas to gather further data on precious metal concentrations and other elements.  Rock chip sampling is proposed along with a further reconnaissance review and diamond drilling.

A NI 43-101 report was recently prepared by Mr. Henry Meixner, P.Geo, consulting geologist to the Company, on the Nuevo Milenio property.  Mr. Meixner has recommended that consideration should be given to carrying out geophysical surveys in order to focus on underlying structures that will lead to precious metal rich conduits and ultimately to dilational zones in faults and flexures and splays where bonanza grade ores typically are deposited.  VLF surveys may be helpful in tracing faults and detailed gravity surveys may delineate boundaries of structural blocks with large density contrasts.  Low resistivity anomalies may reflect the presence of argillic alteration of shallow portions of the mineralized systems.

A work program consisting of the construction of camp facilities, road repairs, new access roads and drill pads was completed prior to the commencement of drilling.  On November 24, 2003, a two-stage diamond drill program commenced on the property.  A contract for an initial 1,400-meter program was granted to BDW International Drilling of Mexico, S.A. de C.V., to be followed as soon as possible in the New Year with a second 1,400 meter program, subject to drill results and funding.

CREAM MINERALS LTD.

Quarterly Report

September 30, 2003

The objective of stage one of the diamond drill program is to test known epithermal zones of gold-silver mineralization at depth as follows (subject to revision):

1.

Cerro Chacuaco - Two drill holes, 200 meters each, at Mina Chacuaco and Mina Nanche to test a 400-meter wide zone of disseminated gold-silver mineralization associated with silicification and quartz stockwork.

2.

Dos Hornos - Two holes, 200 meters each, to test a 100-meter wide quartz vein zone with disseminated gold-silver below an old exploration adit.

3.

Once Bocas - Two drill holes, 200 meters each, to be drilled under old Spanish workings to test a 100-meter wide zone of quartz veining and stockwork.

4.

Chacuaco West - One hole, 200 meters, to test disseminated gold-silver mineralization within porous argillic lithic rhyolite tuffs.

Stage two of the diamond drill program will consist of follow up drilling of zones of merit as indicated by stage one and ongoing field results.

MANITOBA NICKEL PROPERTY

Cream has a 30,000-hectare mineral lease in northern Manitoba.  The property is entirely covered by unconsolidated tills, alluvial sediments and a thin veneer of Paleozoic sediments below which the geology is believed to consist of rocks belonging to the extension of the Thompson Nickel Belt.  The property adjoins a similar size mineral lease held by ValGold Resources Ltd. ("ValGold").  A ground geophysical survey completed by ValGold on a small portion of its property identified a large magnetic anomaly, which may represent a near flat-lying massive sulphide target.  In the Thompson belt such targets have the potential to host economic concentrations of nickel, copper and platinum group elements.

Cream plans to have the property covered by an airborne geophysical survey in order to further define targets for diamond drill testing.  The survey will include both magnetic and electromagnetic coverage.

KOOTENAY GEMSTONE PROPERTIES (BAYONNE AQUAMARINE)

Cream has the right and option to earn 100% interest in the Bayonne Aquamarine properties by making payments totalling $100,000 and issuing 500,000 common shares over four years as follows: Cash payments of $5,000 on regulatory approval (paid), $5,000 at the end of six months, $10,000 at the end of 12 months, and $20,000, $30,000 and $30,000 at the end of 24, 36 and 48 months respectively, from the date of regulatory approval.  Share payments include 100,000 common shares upon regulatory approval (issued) and each twelve-month interval thereafter to a total of 500,000 common shares.  A royalty is payable consisting of a 2% Net Products Return ("NPR") Royalty from the production of gemstones from the property.  Cream has the right to reduce the NPR to 1.0% by the payment of $1,000,000 to the Optionor at any time up to and including the commencement of commercial production.

CREAM MINERALS LTD.

Quarterly Report

September 30, 2003

Geological Setting

Currently, the deposits are covered by five claim groups:  Lloyds Mine (4 units), OMG (14 units), Cultus (2 units), Rusty (4units) and Toby (12 units) for a total of 36 units or 900 hectares.  Additional staking is in progress to cover the prospective ground.  The beryl/aquamarine deposits are at or near the eastern and southern contacts of the Shaw Creek Intrusive (Unit KBSC), one of the eight divisions of the Cretaceous/Jurassic bayonne batholith.  The deposits occur mainly in the pegmatites, which intrude either the KBSC division of the batholith or contact rocks intruded by that division.  The intrusive rock is termed by Reeser (1996) as biotite leucogranodiorite with megacrysts of potassium feldspar.  The pegmatites are composed mainly of coarse crystals of quartz, feldspar, biotite and beryl.  Access to most of the properties is by road with short hikes, but some areas require helicopter transport.  Additional claims, now covering over 50 sq. kms. have been staked along the 23 kilometre length of the favourable contact area.  This contact area hosts classic beryl mineralization and gemstones in pegmatites and quartz veins.

According to Dr. J. H. Montgomery, Ph.D., P.Eng., beryl gemstones include Aquamarines which are greenish-blue in colour due to iron content, and Emeralds which are green in colour due to chromium and/or vanadium.  Beryl gemstones are also generally classified into three categories according to quality:  gem quality is transparent; near-gem quality is translucent; non-gem quality is opaque.  On the property, all three categories of Aquamarine crystals have been discovered.  So far however, in this very early exploration stage, only near-gem and non-gem Emerald crystals have been found.

Dr. Joseph Montgomery, geological consultant to the Company, recommends that the presence of large crystals of green and blue beryl over a wide area and the presence of one crystal of gem quality aquamarine is sufficient to warrant an exploration program over the areas in which the beryl-bearing pegmatites occur along the intrusive contact of Shaw Creek granodiorite.

Recent prospecting and the establishment of detailed grids over exciting new showings in the northern and southern sections of the property have delineated geological and geochemical trends to these favourable gem-bearings occurrences.  Cream has engaged geologist and pegmatite mineralogist Jarrod Brown, M.Sc., to oversee the exploration and geochemical program.

Highlights of the short 2003 summer and fall program are as follows:

1.

North Zone - Laib Creek area (OMG claim group):  Mapping, rock and preliminary soil sampling over a 350 x 300 metre grid has demonstrated discernable geologic and geochemical trends which led to the discovery of two significant new beryl occurrences in outcrop; one located 800 metres east of the gridded area, and another 500 metres southwest of the grid.  Known occurrences in this zone now outline an area of high gem potential in excess of 1,500 by 500 metres with southeast trending contacts still unexplored.

In this northern area, beryl crystals are found within abundant pegmatite dykes.  The beryl crystals are pale to medium ice blue to greenish-blue in colour and range up to 10 centimetres in diameter.

Detailed observations of beryl occurrences within the grid also led to the discovery of a second style of Aquamarine mineralization.  Ice-blue coloured, translucent to transparent, euhedral Aquamarine crystals, up to 6 mm in diameter, grew within late forming, 10-30 centimetre wide smoky quartz veins containing significant vugs and trace molybdenite.  Beryl crystals from this vein type are some of the best quality on the property and represent a new and important type of exploration target.

2.

South Zone - Topaz Creek area (Toby claim group):  Mapping, rock and soil sampling of the area has outlined a highly prospective zone for Emerald formation.  Deeply coloured greenish-blue beryls

CREAM MINERALS LTD.

Quarterly Report

September 30, 2003

(Aquamarine/Emerald) up to 5 x 3 centimetres in size were excavated from a pegmatite dyke at surface known to crosscut mafic rocks which have high chromium content.

3.

Other Zones - Reconnaissance prospecting and sampling also occurred on the Cultus claims (approximately 3 kilometres south of the Laib grid), and on the Columbia and Topaz claim groups (1-2 kilometres southeast of the Toby claims).  New beryl occurrences in outcrop were noted at each location.

Rock and soil geochemistry results are pending for all of the above mentioned claim groups.  Soil sampling (to define beryllium and chromium contents) is being done over known areas of good beryl mineralization in order to obtain a baseline soil signature for follow up in Phase II.

The Phase II program will consist of establishment of a large grid over much of the claim block.  This area will be prospected, mapped and soil sampled in order to outline the best locations for hosting good quality Aquamarine and Emerald crystals.  Phase II work will commence in early 2004.

MANAGEMENT'S DISCUSSION AND ANALYSIS

OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis should be read in conjunction with the unaudited financial statements of Cream Minerals Ltd. ("Cream") for the six months ended September 30, 2003 and 2002, and related notes thereto.  Cream's financial statements have been prepared in accordance with Canadian generally accepted accounting principles.

Overview

Cream is a mineral exploration company with no producing properties and consequently has no current operating income or cash flow.  All of Cream's short to medium-term operating and exploration cash flow must be derived from external financing.  Cream is in the process of attempting to raise additional financing to complete its proposed exploration programs for fiscal 2004.

Cream's accounting policy is to capitalize all costs relating to the acquisition, exploration and development of its mineral property interests until the property to which they relate is placed into production, sold, allowed to lapse or abandoned.  As at September 30, 2003, Cream has capitalized $649,762 (March 31, 2003 - $527,656) on the acquisition and exploration of mineral property interests.

Effective January 1, 2003, Cream commenced paying Lang Mining Corporation ("Lang Mining"), a private company owned by the president of Cream, a fee of $2,500 per month for the services of the President and Chairman of the Company.  These services are not provided through LMC Management Services Ltd. ("LMC").

Effective August 1, 2001, Cream has contracted its management, administrative, geological and other services to LMC, a private company held with a group of other public companies, to provide services on a full cost recovery basis to the various public companies currently sharing office premises.

Financing Activities and Capital Expenditures

During the six months ended September 30, 2003 ("Sept 2003"), Cream expended $31,119 (Three months ended June 2003 ("June 2003") -$24,422) on acquisition costs and $100,794 (June 2003 - $42,077) on exploration and development costs on the Nuevo Milenio, Raven, Kootenay, Goldsmith and Lucky Jack properties.

CREAM MINERALS LTD.

Quarterly Report

September 30, 2003

Financial Constraints

All of Cream's short to medium-term operating and exploration cash flow must be derived from external financing.  As discussed below, Cream is in the process of attempting to raise additional financing to complete its proposed exploration programs for fiscal 2004.  In the event that market conditions prevent Cream from receiving external financing, Cream will be forced to review its property holdings and prioritize project exploration to fit within cash availability.  Cream's primary exploration focus is currently on the Nuevo Milenio property in Mexico and the Goldsmith, Lucky Jack and Kootenay Gemstone properties in British Columbia.

With respect to its Kaslo Silver property, which was written down to a nominal carrying value of $1 in the year ended March 31, 2003, Cream had planned a $3 million exploration program that would include geological mapping, expanded geophysical surveys, gravity surveys, additional soil sampling and 12,100 meters of diamond drilling and bulk sampling over existing zones and new targets, on the Black Bear, Black Fox and Ben Hur areas of the property.  This program is contingent on obtaining additional financing.

During the year ended March 31, 2001, Cream acquired three mining lots in the State of Nayarit, Mexico, by denouncement (the Nuevo Milenio property).  In Mexico, tax payments are due in January and July of each year for all mineral property concessions.  These payments escalate and are indexed for all exploration permits.  To date, Cream has made all required tax payments, including the payment made in July 2003.  The Company has an additional drilling and exploration program planned for the Nuevo Milenio property of $250,000.  This program is contingent on obtaining financing.

Exploration activity on the Nuevo Milenio Property in fiscal 2003 included, $47,526 on geological, $22,073 on site activities and $1,442 on travel and accommodations. Other exploration activities in fiscal 2003 include $2,830 on assays and analysis, $34,971 on geological services and $7,84 on travel and accommodation for the properties held in British Columbia and Manitoba, other than the Kaslo Silver property.

During the six months ended September 30, 2003, 150,000 warrants were exercised at a price of $0.15 each, or $22,500, to acquire 150,000 common shares.  Subsequent to September 30, 2003, the Company completed a non-brokered private placement with several placees for 1,500,000 units at $0.30 per unit for total proceeds of $450,000.  Each unit is comprised of one common share in the capital of the Company and one non-transferable share purchase warrant.  Each warrant is exercisable to acquire one additional share at an exercise price of $0.40 per share until November 13, 2004.  Proceeds from the offering will be used to fund exploration programs at the Company's Nuevo Milenio property in Mexico, and for general working capital.

Cream has made all the share issuances and cash payments on its current mineral property interests, other than the payments due on the Raven property, on which the optionors have agreed to an indefinite deferral.

The Company's ability to continue in operation is dependent on the continuing support of its creditors and funding from related parties, and the Company's ability to secure additional financing.  While it has been successful in securing additional financing in the past, there can be no assurance that it will be able to do so in the future.  Accordingly, these financial statements do not reflect adjustment to the carrying value of assets and liabilities and balance sheet classifications that would be necessary if going concern assumptions were not appropriate.  Some adjustments could be material and there is significant doubt about the ability of the Company to continue as a going concern.

CREAM MINERALS LTD.

Quarterly Report

September 30, 2003

Current assets increased to $56,012 at September 30, 2003, as compared to $24,301 at March 31, 2003.  The Company is unable to meet its current commitments of $385,298 (March 31, 2003 - $502,430) from existing cash balances.  Due to its inability to meet its financial commitments, and the reliance on the Company's major shareholder for financial support, and to improve the working capital position of the Company, 2,209,256 common shares were issued to three related parties at a price of $0.15 per share in the six months ended September 30, 2003, in settlement of indebtedness in the amount of $331,389.

Investments in marketable securities were valued at $37,397 at September 30, 2003, as compared to $33,335 at March 31, 2003, primarily due to the volatility of the marketable securities held.  The book value of these securities is $43,894.  Cream retains 100,000 shares of Terra Gaia Inc., a private company, at a cost of $25,000.  Shares with a book value of $41,797 are investments in companies with officers and directors in common with the Company.

Operating Results

Cream currently has a working capital deficiency of $329,286 at September 30, 2003 (March 31, 2003 - $478,129), and an accumulated deficit of $13,838,172 at September 30, 2003 (March 31, 2003 - $13,734,680).

Three Months Ended September 30, 2003, Compared to Three Months Ended September 30, 2002

For the three months ended September 30, 2003, Cream incurred a loss of $59,711 or $0.00 per common share, compared to $61,683, or $0.00 per common share for the three months ended September 30, 2002.  Total operating expenses, before interest income, were $59,735 in September 2003 as compared to $61,723 in September 2002.  Property write-downs of $ nil in September 2003 and $3,204 in September 2002 relate to the Raven property.

Legal, accounting and audit fees increased from $13,060 in September 2002 to $6,242 in September 2003, primarily due to timing of the annual audit and reduced activity in fiscal 2003, resulting in reduced audit costs.  Salaries and benefits decreased from $32,307 in September 2002 to $22,043 in September 2003.  This is a result of reduced activity due to the lack of funds available to carry out exploration activity.

Shareholder communications increased from $11,459 in September 2002 to $20,099 in September 2003, primarily due to the hiring of Renmark Financial Communications Inc. ("Renmark") as investor relations' consultants effective August 1, 2003, at a fee of $4,000 per month.  The term of the contract is for 12 months, with a minimum 6-month service period.  Renmark and its employees are at arm's-length to Cream.  The major shareholder of the Company, Mr. Frank A. Lang, will provide funding for these services.  Repayment of these advances may only be made from unallocated working capital and may not be settled by exchange of common shares for debt, pursuant to the policies of the TSX Venture Exchange.  During the three months ended September 30, 2003, $8,000 was paid to Renmark.  There were no investor relations consultants under contract in Sept 2002.  Listing and filing fees increased from $3,763 in September 2002 to $4,880 in September 2003 due to property acquisitions.  Transfer agent fees decreased from $4,642 in September 2002 to $542 in September 2003.  Website, printing, answering investor queries, and other related costs increased from $2,701 in September 2002 to $6,676 in September 2003.  Included in this figure is stock option compensation of $3,027 in September 2003 and $3,026 in stock option compensation in September 2002.

CREAM MINERALS LTD.

Quarterly Report

September 30, 2003

Travel and conference costs of $437 in September 2003 compare to $72 in September 2002.  In September 2003 management fees of $7,500 were paid to Lang Mining for the services of the president and chairman, pursuant to an agreement dated January 1, 2003.  No management fee was paid to Lang Mining in September 2002.

Six Months Ended September 30, 2003, Compared to Six Months Ended September 30, 2002

For the six months ended September 30, 2003 ("fiscal 2004"), Cream incurred a loss of $103,492 or $0.00 per common share, compared to $93,675, or $0.00 per common share for the six months ended September 30, 2002 ("fiscal 2003").  Total operating expenses, before interest income, were $103,535 in fiscal 2004 as compared to $93,998 in fiscal 2003.  Property write-downs of $9,807 in fiscal 2004 and $3,804 in fiscal 2003 relate to the Raven property.

Legal, accounting and audit fees decreased from $13,652 in fiscal 2003 to $10,474 in fiscal 2004, primarily due to new regulatory requirements and changes.  Salaries and benefits decreased from $46,784 in fiscal 2003 to $30,371 in fiscal 2004.  Activity levels have been lower in fiscal 2004 as the Company did not have financing for exploration activities and as a result related accounting and administrative activities also decreased.

Shareholder communications increased from $20,100 in fiscal 2003 to $27,193 in fiscal 2004, primarily due to the contract with Renmark entered into in August 2003.  Listing and filing fees increased from $4,713 in fiscal 2003 to $7,837 in fiscal 2004 due to property acquisitions.  Transfer agent fees decreased from $5,357 in fiscal 2003 to $1,646 in fiscal 2004 due to decreased activity.  Website, printing, answering investor queries, and other related costs decreased from $10,629 in fiscal 2003 to $9,692 in fiscal 2004.  Included in this figure is stock option compensation of $6,053 in fiscal 2003 and $10,260 in stock option compensation in fiscal 2002.

Travel and conference costs of $3,704 in fiscal 2003 compare to $9,807 in fiscal 2004.  The Company has expended more on travel to and from Mexico and attending trade conferences.  In fiscal 2004 management fees of $15,000 were paid to Lang Mining for the services of the president and chairman, pursuant to an agreement dated January 1, 2003.  No management fee was paid to Lang Mining in fiscal 2003.

Six months ended September 30, 2002 Compared to Six Months ended September 30, 2001

For the six months ended September 30, 2002, ("fiscal 2003") the Company had a loss of $93,675, or $0.01 per share, compared to a loss of $92,711, or $0.01 per share for the six months ended September 30, 2001 ("fiscal 2002").  Total operating expenses, net of interest income were $93,998 in fiscal 2003 compared to $93,193 in fiscal 2002.

Legal, accounting and audit fees were comparable in the two years, $13,652 in fiscal 2003 and $15,442 in fiscal 2002.

Office and administrative expenses decreased from $25,828 in fiscal 2002 to $5,029 in fiscal 2003, reflecting the reduced activity in the Company.  Shareholder communications and travel and conferences increased from $10,614 and $845, respectively, in fiscal 2002 to $20,100 and $3,704, respectively, in fiscal 2003.  Salaries and benefits slightly from $30,403 in fiscal 2002 to $46,784 in fiscal 2003.  There were no investor relations' consultants under contract to the Company in fiscal 2003 or fiscal 2002.  Stock option compensation of $10,260 is included in expenses in fiscal 2002 with no comparative expense in fiscal 2001.

December 1, 2003

British Columbia Securities Commission PO Box 10142 Pacific Centre, 701 West Georgia Street Vancouver, BC V7Y 1L2	VIA SEDAR

Dear Sirs:

Re:

Quarterly Report for the Period Ended September 30, 2003

Today, Cream Minerals Ltd. ("the Company") distributed its Quarterly Report for the period ended September 30, 2003, to shareholders appearing on the Company's supplemental mailing list.

Sincerely,

(signed)

"Rodrigo A. Romo"

Rodrigo A. Romo

Legal Assistant
for Cream Minerals Ltd.

cc:

United States Securities and Exchange Commission - 12g3-2(b) #82-4741

cc:

Alberta Securities Commission

cc:

TSX Venture Exchange

CREAM MINERALS LTD.

Suite 1400 - 570 Granville Street

Vancouver, B.C.  V6C 3P1

www.creamminerals.com

December 1, 2003

OTC Bulletin Board

Symbol:  CRMXF

U.S. 20-F Registration

TSX Venture Exchange

Symbol:  CMA

Cream Announces Second Quarter Results

Cream Minerals Ltd. (CMA - TSX Venture) announces that during the six months ended September 30, 2003 ("fiscal 2004"), a loss of $103,492 ($0.00 per share) was incurred compared to a loss of $93,675 ($0.00 per share) in the six months ended September 30, 2002 ("fiscal 2003").  In fiscal 2004, corporate general and administrative costs were $93,728 compared to $90,194 in fiscal 2003.  Property write-downs of $9,807 in fiscal 2004 and $3,804 in fiscal 2003 relate to the Raven property.  Cash expenditures on mineral property interests in the six months ended September 30, 2003, total $112,802, which compare to $198,666 in the six months ended September 30, 2002.  At September 30, 2003, the Company had a working capital deficiency of $329,286.  Subsequent to September 30, 2003, a private placement of 1,500,000 units of one common share and one warrant at a price of $0.30 per unit was completed for gross proceeds of $450,000.  Each warrant is exercisable to acquire one additional share at an exercise price of $0.40 until November 13, 2004.

Cream has commenced a 1,400 meter drilling program on the Nuevo Milenio property in Mexico.  For more information about Cream Minerals and the Nuevo Milenio property, please visit our website at www.creamminerals.com.

Frank A. Lang, P. Eng

President

For further information please contact:
Renmark Financial Communications Inc.
Tel:  (514) 939-3989  Fax: (514) 939-3717
Neil Murray-Lyon - Email: nmurraylyon@renmark.com
Sylvain Laberge - Email: slaberge@renmark.com

No regulatory authority has approved or disapproved the information contained in this news release

CREAM MINERALS LTD.

Suite 1400 - 570 Granville Street

Vancouver, B.C.  V6C 3P1

www.creamminerals.com / www.langmining.com

December 10, 2003

OTC Bulletin Board

Symbol:  CRMXF

U.S. 20-F Registration

TSX Venture Exchange

Symbol:  CMA

CREAM DISCOVERS MORE HIGH-GRADE GOLD ON ITS GOLDSMITH PROPERTY

Cream Minerals Ltd. (CMA- TSX Venture ) is pleased to announce that it has now received final assays from a small, preliminary mapping and rock chip sampling program on its Goldsmith Property, located near Kaslo in southeastern British Columbia.  The initial phase of this exploration program is focusing on defining the mineralizing structures and horizons which host the high-grade gold mineralization discovered earlier this summer (see News Release dated July 22, 2003).

Grab sampling, done by the Company in June 2003, of mineralization from the waste dump piles of the Bullock #2, Bullock #4 and Lucky Jack #4 workings returned extremely high gold and silver assays (see following table).

Grab Sample Results (previously reported)

Sample	Location	Type	Au (g/t)	Ag (g/t)	Pb (ppm)
B2-3	Bullock #2	Grab	140.16	69.8	>9999
B4-1	Bullock #4	Grab	75.27	123.9	31600
B4-4	Bullock #4	Grab	9901.79	619.5	77300
LJ4-1	Lucky Jack #4	20cm chip	4.82	0.3	30
LJ4-2	Lucky Jack #4	Grab	49.67	3.1	148
LJ4-3	Lucky Jack #4	Grab	3888.10	181.6	1503

Due to the discovery of extremely high-grade gold mineralization in several locations over a 1.2 kilometre long area, a two phase follow-up exploration program has been recommended.  The two phase exploration program is designed to identify the orientation of the veins or stockwork systems that host the high-grade gold mineralization. The Phase I mapping and sampling program that commenced this fall, included detailed mapping and chip sampling of the abundant quartz veins and stockwork zones exposed in historic Bullock #1, #2 and #4 workings.

Results of the initial part of the Phase I program are very encouraging.  At the Bullock #1 and Bullock #2 workings, veins containing high-grade gold and/or silver values were located in place and chip sampled.  At the Bullock #1 workings, an 0.8 metre chip sample returned 63.78 g/t gold and 36.2 g/t silver.  At the Bullock #2 workings, a 0.5 metre chip sample returned 14.33 g/t gold (see Table below).

Phase I Chip Sample Results

Sample	Location	Type	Au (g/t)	Ag (g/t)	Pb (ppm)	Cu (ppm)
JB3-B1-13	Bullock #1	0.8m chip	63.78	36.2	4038	1769
JB3-B2-13	Bullock #2	0.5m chip	14.33	2.6	43	486
JB3-B5-1	Bullock #5	1.5m chip	1.46	2.5	741	39681

Phase I work will continue in early 2004, with continued sampling along strike and parallel to the high-grade mineralization from the Bullock #1 and #2 workings.  Also, detailed mapping and sampling of the Lucky Jack #1 to #4 workings will be carried out.

The Phase II mapping and sampling program will consist of more widespread work throughout the property, with detailed mapping and sampling of the workings located in the earlier program (see News Release dated July 22, 2003 for full results and location map).  Also, several additional historic workings on the property that were not sampled during the initial work program will be located and sampled.  Subject to financing, Phase II work will commence upon completion of the Phase I program.

The Goldsmith exploration program was planned and supervised by Ms. Linda Dandy, P. Geo., Chief Geologist for Cream Minerals Ltd. and "Qualified Person" for the purpose of National Instrument 43-101, "Standards of Disclosure for Mineral Projects."  Data compilation for Goldsmith exploration program was performed by the Company's geological staff and has been reviewed and verified by Ms. Dandy.  The Company has implemented a quality assurance/quality control program to ensure that sampling and analyses of all samples are conducted in accordance with the best possible exploration industry practices, and conforms to national Instrument 43-101.

Frank A. Lang, P.Eng.

President

For further information please contact:
Renmark Financial Communications Inc.
Tel:  (514) 939-3989  Fax: (514) 939-3717
Neil Murray-Lyon - Email: nmurraylyon@renmark.com
Sylvain Laberge - Email: slaberge@renmark.com

No regulatory authority has approved or disapproved the information contained in this news release